Exhibit 99.7

Earnings Call 2

EARNINGS CALL-2

Q1-FY 2018 RESULTS

July 14, 2017

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Executive Vice President and Chief Financial Officer

Ravi Kumar S.

President & Deputy COO

Mohit Joshi

President & Head – Financial Services; Head – Infosys Brazil and Infosys Mexico

Rajesh Krishnamurthy

President & Head of Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting, Head of Europe

ANALYSTS

Moshe Katri

Wedbush

Joseph Foresi

Cantor

Bryan Bergin

Cowen & Co.

David Koning

Baird

James Friedman

Susquehanna Financial Group

Anil Doradla

William Blair & Company

Shashi Bhushan

IDFC Securities

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you, sir.

Sandeep Mahindroo

Hello, everyone and Welcome to Infosys Earnings Call to discuss Q1 FY18 Results. This is Sandeep from the Investor Relations Team in Bangalore. Joining us today on this earnings call is CEO and M.D. Dr. Vishal Sikka; COO Pravin Rao; CFO M.D. Ranganath, Presidents and the other members of the senior management team.

We will start the call with some remarks on the performance of the company by Dr. Sikka and Mr. Ranganath, subsequent to which we will open up the call for questions. Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC which can be found on www.sec.gov.

I would now like to pass it on to Dr. Sikka.

Vishal Sikka

Thanks, Sandeep. Hey, everyone, and thanks for joining. I am really proud of our achievements in Q1. It was the passion, focus and execution of our management team and indeed every Infoscion to steadfastly continue on our path to transformation. We are deeply convinced of the differentiated value that we can deliver to clients, helping them leverage the power of Artificial Intelligence and Design Thinking to reimagine their businesses. We can do this through our learnability, our culture of innovation, in which every Infoscion is empowered to be a proactive problem-finder. During the previous earnings call, I had emphasized our relentless focus and our commitment to execution in Q1. We did this and this is reflected in the all-round performance in Q1. Solid constant currency revenue growth, resilient margins despite multiple headwinds, record cash generation, improvement in utilization to a record level, revenue productivity per person and uptick in revenue per FTE. Ranga will provide more color on this shortly.

In Q1, our revenues grew sequentially by 3.2% on reported dollar basis and 2.7% on constant currency basis. Growth was distributed between both volumes and realization with volumes growing by 1.7% quarter-on-quarter and realization growing 1.8% quarter-on-quarter. On year-over-year basis, revenues grew by 6% on reported dollar basis and 6.3% on constant currency basis. INR revenues declined by 0.2% sequentially due to rupee appreciation, and increased by 1.8% on year-on-year basis. Our utilization excluding trainees was 84% which is the highest level in 15-years. Including trainees, utilization was 80.2% which is the highest level ever.

I am happy to share that driven by our improved performance compared to the last few quarters, we are paying higher variable pay to our employees this quarter. Consistent with recent quarters, the percentage payout will be higher at lower level and lower at senior management and leadership level. Within each level, we will continue to strive towards higher performance differentiation through different payout level.

Our attrition was at 16.9% on a standalone basis as compared to 15.8% in Q1 last year and 13.5% in Q4 last year owing to Q1 seasonality when employees leave to pursue higher studies. We had broad-based growth across verticals and geographies including Financial Services, Insurance, Retail, CPG and our ECS verticals. On Financial Services, our growth is expected to pick up in the second half of the fiscal year as the impact of increased interest rates and lower regulatory pressures from the US, start to reflect in our client spending.

Consistent with our commentary last quarter on higher disclosure, this quarter we have disclosed revenues from new services on software that we started since the 1st of April 2015. 8.3% of our Q1 revenues came from new services in the Cloud First, AI First, Digital experience service areas that are strategic to our clients and that were launched in the past two years. Similarly, 1.6% of our Q1 revenues came from new software started since the 1st of April 2015 comprising of Edge, Nia, our next-generation AI platform, Panaya and Skava.

In management, we also welcome Inderpreet Sawhney to Infosys as our new General Counsel. Inderpreet brings to Infosys a wealth of critical experience in large complex global firms as well as small innovative ones from India to Silicon Valley to help us become a much more global, agile organization while upholding the highest standards of integrity and governance.

Finally, we announced plans to hire 10,000 American workers over the next two years and establish four innovation hubs with the first two in Indiana and North Carolina, where we will hire 2,000 people each in the next few years. In Q1, 600 plus US workers have already been hired. This is a continuation of plans that we launched in 2014, starting with 2,000 Americans hires to get closer to the clients, deliver new high touch, high value services, leverage the best local and global talent, and build the next-generation of innovators through world-class education and training.

Now, let me share some specifics of our “Strategy Execution.” In renewed traditional services in Q1, through our Zero Distance program, we delivered grass-roots innovation leveraging Design Thinking and to-date more than 16,500 ideas have been generated from our project teams and more than 2,200 of these have already been implemented with clients including Myer, My Picker App in Australia for fulfilling retail orders with more efficiency and better user experience. We are now evolving to Zero Distance 3.0 with a focus on themes and solutions. From the 16,500 ideas, the teams have synthesized 75 plus themes in areas like Insurance claims adjudication, digital farming, cyber security and others with the potential for reuse, conversion into packet business solution or an IP creation. Zero Distance is at the heart of transforming at a grass-root level our efforts towards innovation and automation. We continue to drive automation into our service lines, saving more than 3,500 FTEs worth of effort in Q1. Beyond saving FTEs, we have seen radical use cases of Nia within our services. Nia is being used for large scale transformation within our AMS services as well as to drive cost savings in managed projects.

Our Zero Bench program continues to thrive with 42,000 work packets created and 24,000 work packets completed by the end of Q1. This is one of the key reasons that fresher utilization has gone up significantly.

Coming to New Digital Services, we continue to build out our new higher growth, higher margin, higher RPE services, which are exactly in line with clients most important business needs and we are seeing strong traction in these. Cyber Security, for example, is one of our fastest growing new services given the heightened awareness at the CXO level due to recent incidents.

Coming to new Software-led offering, in Q1, we saw continued momentum in Nia, Skava, Edge and Panaya. We launched Nia in April, building on and accelerating our work over the last 2.5-years with our first-generation AI platform with IIP and with AssistEdge. With more than 160 AI-based scenarios across 70-clients, Nia is central to all our conversations with clients. What started as a journey of IT used cases has quickly moved to strategic business areas like sales operations, demand sensing, supply chain, digital contracts and policy management and other critical business areas, where we are seeing even greater traction.

In EdgeVerve, we had a strong performance with 24 wins and 21 go-lives for Finacle and 12 wins and 17 go-lives for Edge products. We launched the pilot Blockchain Network for international remittances which is already live in some banks.

Across all new areas, we continue to drive Design Thinking into all our engagements with clients and build out our strategic design consulting practice where we are helping BP for example to reimagine their HR onboarding experience, ADNs to accelerate their transformation in the rapidly evolving automotive industry, ERM to reimagine the sustainability challenges of the future and SPARK in New Zealand where leaders can find frame and rapidly prototype solutions to the most important problems in their highly disruptive markets.

Finally, this quarter, we ramped up our efforts around the rollout of GST in India which was launched on the 1st of July. The system has already handled the peak of 1.2 million daily login and more than 40 million-page views and between 20,000 and 40,000 concurrent users at its peak. Once complete, this will be one of the largest open source projects and the largest tax project in the world.

As we speak, we are proud and humble to be handling the digital economic infrastructure for the entire country from company formation to direct and indirect tax. A project of such unprecedented scale and complexity will always present challenges during rollout which we will continue to address with agility and dedication.

Coming to culture, we continue to simplify our internal processes through automation. We deployed Nia into our iTravel system to drive efficiency. We continue to invest in education and training and I am really proud to say that our Second Stanford Global Leadership Program Batch graduated with 36 Graduates in Q1, bringing the total graduates to 70 so far and another 40 plus in the current batch. This is one of a kind program to build our next-generation leaders.

We have trained over 2,100 employees in Nia and Design Thinking now covers 142,000 plus employees across the entire organization.

Looking at beyond business, some of the key initiatives of the Infosys Foundation in India in the quarter, included improvement and renovation of the existing pediatric ward building of a hospital in Odisha and construction of a major operation theatre complex at Kidwai Memorial Institute of Oncology in Bangalore. The Foundation also partnered with local bodies to distribute and channelize waters through a gravity technique in rural drought hit villages in Andhra Pradesh. The Infosys Foundation in the US hosted its Third Annual Thought Leadership Conference CrossRoads in conjunction with our flagship confluence planned events in San Francisco in May of this year. This is one of a kind event in Computer Science and Maker Education featured 20 plus panels with 155 participants from 133 organizations across academia, policymaking and non-profits. The Foundation also announced the 25 winners of the 2017 Infy Maker Award in a blog written by an NASA Astronaut, Alvindrew. The Foundation extended its WhyIMake Maker Education Awareness Campaign by releasing a new episode with famous makers to US TV networks and broadcasters resulting in 3,000 nationwide airing reaching over 28 million views.

Coming to guidance, I am happy with multiple aspects of our Q1 performance. Based on our expectations for the rest of FY’18 and our visibility at this point, we are retaining our FY’18 guidance at 6.5% to 8.5% in constant currency.

In closing, I am pleased with our performance this quarter. All around execution has led to a solid performance as well as strong growth in the new strategic area. This has further strengthened my belief that when we are focused, purposeful and empowered in our work, there are no limits to what we can achieve.

I will now hand it over to my friend, Ranga, for his comments. Thank you.

M.D. Ranganath

Thank you, Vishal, Hello, everyone. Vishal has already talked about revenues and business outlook. Apart from revenues, the key outcome of the quarter has been strong cash generation and improved operational efficiency which is reflected in operating margins. Let me address these one by one. Cash provided from operating activity as per consolidated IFRS was robust at $644 mn. Likewise, free cash flow which is operating cash flow less capital expenditure increased to $558 mn. CAPEX for the quarter was $86 mn, a reduction of $14 mn from last quarter. Due to strong cash generation, cash and cash equivalents including investment stood at a record high of $6,091 mn, an increase of $112 mn from the last quarter despite large outflow of $522 mn on account of dividend during the quarter. Operating cash as a percentage of net profit remained over 100% for the fourth quarter in a row. Mohit and team have done a great job on collections.

Coming to operational efficiency, utilization excluding trainees increased further to 84% as compared to 80.5% in Q1 last year. Likewise, total employee cost as a percentage of revenue reduced to 54.6% in Q1 this year from 55% in June last year. However, subcon cost as a percentage of revenue went up by 0.9% in Q1 ’18 to 6.3%, partly due to high utilization levels in onsite talent demand. Onsite mix increased to 30.1%. Ravi’s team is working towards moderating this. Ravi and team did an exemplary job on improving operational efficiency on multiple fronts.

Onsite volumes grew 2% and offshore volumes grew 1.5% QoQ. Pricing realization improved by 1.8% in reported terms and 1.3% in constant currency terms sequentially. On a year-over-year basis, which is the better comparison, pricing realization decreased by 0.5% in reported terms and 0.2% in constant currency terms.

Our gross margins in Q1 were 36.2%, 0.1% lower compared to Q1 last year and 1% lower compared to Q4. Our operating margin for Q1’18 is at 24.1%, which is same as Q1 last year. Sequentially, operating margins declined by 60 basis points. Appreciation in rupee during the quarter impacted the margin negatively by 80 basis points, which was partly offset by 20 basis points of cross-currency movement benefit. Improvement in utilization helped margins by 90 basis points while improvement in realization helped margin by 50 basis points. However, this was offset by higher employee variable pay, higher visa and subcon cost which impacted the margin by 140 basis points, all put together.

Yield on cash for the quarter was 7.07% as compared to 7.12% last quarter. Our hedge position as of June 30th was $1481 mn.

EPS for the quarter was $0.24 which is a growth of 5.8% as compared to Q1 last year.

We ended the quarter with a total headcount of 198,553 at the group level which is a decrease of 1,811 from last quarter. Net headcount addition was 3,006 in Q1 of last year. On year-over-year basis, headcount grew at the group level by 0.8% while the revenue grew by 6.3% in constant currency and 6.0% in reported terms which is reflected in increase in revenue per employee to $51,921.

During the quarter, the company has written down the entire carrying value of the investments in its associate DWA Nova LLC. The impact of write-down of this investment on Q1’18 net profit is $11 mn.

Coming to Capital Allocation Policy, the company reiterates its commitment to execute the capital allocation policy announced in April in a timely manner. As envisaged in the capital allocation policy, the company has identified an amount of up to Rs.13,000 crores, about $2 bn to be paid out to shareholders during the fiscal 2018. As the company has a large global shareholder base and is listed in multiple countries, the manner of distribution to shareholders require compliances and approvals in several jurisdictions. We are in the process of finalizing the distribution mechanism that comply with applicable regulatory requirement in the best interests of all shareholders in a timely manner.

We are retaining our constant currency revenue guidance at 6.5% to 8.5% for fiscal ’18. Similarly, we expect our fiscal ’18 operating margins in the range of 23% to 25% as stated in the beginning of the year. We have rolled out compensation increases for certain levels w.e.f. July and hence there will be an impact on the same on margins for Q2. While the average compensation increase is approximately 6%, our top performers have received higher increases.

With that we will open the floor for questions.

Moderator

Thank you. Ladies and gentlemen, we will now begin with the question-and-answer session. First question is from the line of Moshe Katri from Wedbush. Please go ahead.

Moshe Katri

You had a significant uptick in utilization rates during the quarter, I think you reached about 84% ex-trainees. Is it maxed out here? What is left in terms of leverage for sustaining margins within the guided range?

Ravi Kumar S

On utilization, we have been working very hard on how to get this to where we have got. Starting from working on the quality of demand to working at the bottom of the pyramid that is where utilization is the hardest to achieve. We still have a little more buffer out there if I may. Also, looking at the way we do role mix in our projects. From here on, depending on how the quality of demand is, we can continue to work hard on streamlining it. Remember, one thing in the last two to three years the firm actually went through a federated sales structure and the consolidated delivery structure. That gave us a kind of a platform to make the efficiency work and to get to here. That helped us to take out any pockets or any silos in the structure. So, a bunch of things we could continue to do from here on to keep the momentum up assuming the pricing drop does not happen or assuming the pricing can hold up, we have a bunch of levers. The onsite mix has still gone up a little bit from last few quarters and we might have to look at how to keep it in control as Ranga earlier said. There is still an opportunity to do more automation. We have had a good runway on automation this quarter. We are hoping to see more accelerated benefits of automation as we go forward. But what would also happen is we are also hiring talent in the US. If we can actually get that talent into projects, then I think that will help us on our model. So these are a few other levers we can actually start working on from here on. The last one I want to talk about in terms of margin is the ability to get newer services which are much more profitable as a higher proportion of our revenues because it just helps us to keep the trajectory up.

Vishal Sikka

Thanks, Ravi. Moshe, just to add to what Ravi said, when I started we were at 76-77% utilization and we used to hear that wheels would come off at 78% and then the wheels would come off at 80% and the wheels would come off at 82%. So we are at 84% now and the wheels still have not come off. So there is probably a little bit more room, not much perhaps but like Ravi said, there are the various operating parameters in terms of optimizing the execution efficiency. But the most important one obviously is automation and especially bringing more and more automation into the fixed price projects, into the maintenance projects, the large scale managed service projects and so forth. New services tend to give a higher margin and especially new software. So more that we emphasize on those aspects of the business, the more of effect that we can start to have on margins.

M.D. Ranganath

Just to add on, if we look at the other focus area, it has been on the onsite employee cost as a percentage of revenue as well as the total employee cost as a percentage of revenue. It is not just utilization which drives this, there are also elements of roll ratios in a project. For example, fixed price projects onsite are where bulk of our focus is, how do we release top heavy projects with more senior resources because the revenue is not going to be impacted but how to be released them and efficiency redeploy in other projects with higher billing rates and so on. This will also address better efficiencies onsite. That is one focus area for us. Not just this quarter, over the last couple of quarters as well. So, as a result, if you look at our onsite employee cost as a percentage of revenue has come down to 38.5% as compared to 39.3% same quarter last year despite pricing decline and so on. So likewise, the overall employee cost. One of the elements is the net headcount, of course the part of it is because of higher utilization, net headcount this quarter was negative 1,800 as compared to +3,000 previous quarter. Most importantly, if you look at the year-on-year revenue growth, while it has been 6.3%, the headcount growth has been 0.8%. So I think the multiple parts we need to look at. But while we appreciate and we clearly recognize the fact that operating levers in the medium-term will kind of plateau out, the primary focus needs to be from the other measures that I talked about.

Moshe Katri

Just as a follow-up, so when asked about quarterly bookings or TCV in your earlier media appearance, I think Pravin indicated that you had mostly renewals this quarter and that down the road this metric will become less and less relevant given the company’s increased focus on new digital areas. So, one, can you confirm your commentary on renewals? Then two, are your selling efforts now will exclusively be focusing on digital and pretty much less and less legacy services?

Pravin Rao

Hi, this is Pravin here. On the large deals, the run rate is similar to what we have seen in earlier quarters on an average around $657 mn. A big percentage of it is renewals and over the last few quarters. We have been focusing on building out on new services and new software and for the first time this quarter we published our metrics on that. We believe that these are the services that will be the future for us in the coming years as we embark on our transformation journey. So large deals and other things will probably become irrelevant over a period of time because most of the focus will be on newer technologies, ticket sizes will be much smaller and so on. Having said that, we will continue to compete aggressively on large deals, we will continue to win our fair share of large deals. We are not walking away from that. But as a metric, we are focusing on fewer metrics which will probably be more relevant in future. Just to clarify, the total TCV for this quarter is $657mn for large deals.

Moderator

Thank you. The next question is from the line of Joseph Foresi from Cantor. Please go ahead.

Joseph Foresi

Hi, so everyone at this point has been talking about having digital practices. I am wondering could you clarify for us what your differentiator is in those newer digital practices. Is this a case for everybody’s kind of participating in this wave or where do you feel at some point it is going to become a market share game like the other businesses?

Vishal Sikka

Hey, Joseph, that is a great question. For the last couple of years, I have said that when people ask me how much of your business is digital, I always say it is 100% because we write software for digital computers. Joking aside, the reality is that as you said, there is always an adoption curve in these things. At any given point in time, there is an emerging set of services, emerging set of technologies that require a new skill development, new capability development and bringing new solutions and even new IP into the market to do that. On the one hand, we have to commoditize and bring a large scale to these technologies as much as possible and on the other hand we want to do that as early as possible when typically, the scale and skill development is not there yet. So if you look at today’s status for instance, virtual reality and augmented reality technologies or voice interfaces, Alexa or the Amazon voice service just crossed 15,000 skills that are available for Alexa by the end of June. If you look at various voice and chat interfaces, AI and machine learning technologies, autonomous driving technologies, one of the programs that we have put in place here is to train several thousand people in autonomous driving technology. Earlier today, I demonstrated one of our indigenously built autonomous system for a golf cart and that was done right here in our Mysore facility by our engineering services team to train our employees on autonomous and autonomous driving technologies. So, there is always this emerging set of areas where the sooner you can start building capability and skills, the better you can monetize the higher value, higher margin, higher RPE kinds of services.

Coming back to the point of 8.3% in new services and 1.6% in new software is all examples of services and software that we did not have on April 1st, 2015. So this is completely new revenue from the last, a little bit more than two years. If you look at the $2 bn in growth that we have had since then, $1 bn of that $2 bn has come from the new software and new services and this is something that we are really proud of. So we are counting on much higher growth in these areas which tend to be the AI First, Cloud First kinds of areas, Cyber Security, IoT, things like this where we are building next-generation capabilities. Earlier today somebody asked me about how does this compare to the digital revenue and we did despite my repeatedly saying everything we do is digital, we benchmarked our services compared to the way other peers of our do in the industry. That number is approximately 23%. So approximately 23% of our revenue is from these digital services and the 8.3% and 1.6% that I talked about is part of that 23%.

Joseph Foresi

Did you give a number on the growth rate of 23%?

Vishal Sikka

No, not yet, this is the first quarter that we have done this fine grain auditable reporting of these numbers. So going forward you will be able to measure the growth rate, but when it comes to the new services what I can say is that the revenue from this was zero in April 2015 so that means that all of the roughly billion dollars now is new.

Joseph Foresi

You talked about the confidence in rebound in financial services in the second half of the year. Are these actual conversations or contracts to your visibility to that or is that more of a macro call and the fact that interest rates have gotten a little bit better and the spreads have widened a little bit for banks?

Mohit Joshi

Joseph, at this point of time this is a belief that we have, again as you rightly pointed out based on the macro trends that we are seeing and also from the greater degree of client confidence that we are seeing. This is a very US specific thing, if you see our results in Europe and in Australia, we continue to have a very strong performance for the sector. For Insurance, we continue to have a very strong performance.

Joseph Foresi

Final from me, we saw pricing take up, can you give us an update on the pricing environment and how do you think about that relations to margins going forward? Thanks.

Vishal Sikka

The way we see that is the new services demand a higher pricing premium and so the more that we focus on those things the better. By bringing automation into the traditional services and being able to get more productive at it that is another way that we can stem this declining pricing tide. So those are some of the factors that have gone into this.

Moderator

Thank you. Next question is from the line of Bryan Bergin from Cowen & Co. Please go ahead.

Bryan Bergin

A bit of a follow up here on the competitive dynamics in the new service areas, are you mostly self-sourcing a lot of this work?

Ravi Kumar S.

In new services, the challenge is not as much about demand, it is actually about how you build talent and capabilities to address them. A large part of that is already available as opportunities in the market. With existing customers, a lot of them which are very contemporary and new are actually coming to us based on existing relationships. Slightly mature ones which actually need a sense of steady state, those are the ones which actually go through a procurement process and RFP process. But if we can call it out early, we obviously have a shot at it. The key message is in new services, majority of them is all about how you build talent and competency pools to fulfill them. That to me is the key. It is not as much the demand build as much about how do you build capabilities to fulfill the demand.

Mohit Joshi

I just wanted to add one small point to this. Wherever we are able to use our own software, those discussions get to be more of sole-source discussion. So if we are able to sell Nia platform or sell the idea of the used case around Nia to a client, then the attached new services will be sole-source. So for instance, for a US-based bank, we were able to sell consulting and our Infosys Gamification Platform because they were looking to incentivize their field force for a greater cross-sell, so something like this would be sole-sourced.

Bryan Bergin

The change of approach at all is really industry alliances and potentially increasingly M&A in new service area to accelerate growth there?

Vishal Sikka

Bryan, when it comes to the acquisition of talent as Ravi talked about, acquisition of skills, using agencies, subcontracting and also using acquihires and acquisition as a strategy to hire some of these talented something that we are working on. The longer term sustained approach obviously is to develop our own training and as I mentioned earlier, we have built the world’s largest ever Design Thinking training endeavor and we have trained more than 142,000 people on this, so similarly we are now working on developing more detailed, more deeper design engagement kinds of initiative and so that you can participate in the transformational journey of the clients and not just be on the receiving end of a particular services project or something of this nature. When it comes to M&A and so forth obviously, those are all mechanisms available to us to develop more capability and more talent in this. The Skava platform also helps in getting into some of these areas as does the Nia platform in bringing the AI capability and so that the software can amplify our productivity, our profitability, and our ability to build new kinds of scenarios.

Bryan Bergin

My follow-up on the GST contract, can you comment on scale of that and really I guess whether it is kind of a one-time type of contract or if that carries forward as you continue to implement solutions there, I am just trying to understand how that will have impact on the quarter?

M.D. Ranganath

First of all this quarter, the incremental revenue from GST was negligible, it was less than $3 mn that is one point. So GST hardly provided any incremental revenue this quarter. Second, if you look at the ROW incremental revenue that we saw this quarter is primarily from Australia, which is a very profitable market. Coming to GST and trajectory, as you know GST has two phases, build phase and maintenance phase. We are pretty much at the fag-end of the build phase, then the maintenance phase would kick start. The trajectory is also from now onwards, we do not expect too much of lumpiness, much more gradual progress. They are all linked to certain milestones and deliverables, so that is what we visualize on GST at this point.

Moderator

Thank you. The next question is from the line of David Koning from Baird. Please go ahead.

David Koning

I guess first of all the margin this quarter was a little bit above the midpoint of your full-year guidance, usually Q1 is a low point and I believe a lot of that may be have to do with the timing of the wage increases, but is it fair to think this year Q1 might not be the low point of your margins for the year?

M.D. Ranganath

If you look at this year’s Q1, 24.1% is same as last year same quarter’s 24.1%. We were impacted by 80 basis points on rupee which was offset to some extent by the cross currency by about 20 basis points. Large part of margin uptick was also due to the utilization and the pricing realization which gave us 90 basis points and 50 basis points. We increased the variable pay to employees this year based on the revenue performance, so sequentially that played, plus some of the subcon cost had additional headwind of 140 basis points, so that is the broad math. But coming to your question, we have actually announced some compensation increases effective July and the incremental delta would be around 0.7% to 0.8%. That would be the broad impact on the compensation increases.

David Koning

So Q2 might be sequentially down a little bit based on that?

M.D. Ranganath

That is one. As you know the margin trajectory for the any quarter apart from the compensation increase is also a factor of how much is the sequential revenue as well as how the trajectory of rupee and some of the other levers that we talked about earlier. I think it will be a combination of all these factors.

David Koning

Maybe one follow-up, the interest and other income remains quite strong, the yield is good obviously on cash in India, was there anything one-off in the $127 mn of interests other that might not carry in to the following quarters or is that a pretty good base to keep building on in future quarters?

M.D. Ranganath

I think there is nothing unusual about it, consistently it has interest income and the income from the other investments that we have. At the same time, we also have these hedges, any profits made on hedges also flow into other income and it has been consistent across all the quarters.

David Koning

Is July the new ongoing wage increase quarter, you think in future years that is going to be the same timing?

M.D. Ranganath

If you look at the last year while for the junior employees, we started early and for the senior employees, we kind of gradually split it over quarters depending upon the progress of the revenue trajectory last year and in our BPO business that has been there for quite some time. This year of course we have done some increases effective July, and rest we will consider as the quarter moves forward.

Moderator

Thank you. Next question is from the line of James Friedman from Susquehanna Financial Group. Please go ahead.

James Friedman

My first question was with regard to Pravin’s comment about the $657 mn of large deal TCV. My question is if you look at that on a vertical basis, is there anything in there Pravin that suggests that there will be an acceleration in BFS consistent with what you are contemplating for the second half?

Mohit Joshi

BFS has always been a fairly significant contributor to the overall large deal volume, not just for this quarter but consistently for the past six to eight quarters. That is the trend that even this quarter’s vertical breakup will show. In terms of large deal pipeline and large deal momentum we are seeing reasonable momentum. Deal cycles have become a bit longer especially in the US, decision timeframes are taking longer, but there is nothing unusually radical that we see there. Again I think Joseph had asked this question earlier about why we are making a call and it is primarily a macro call which is supplemented by the discussions that we are having with our clients. While you would notice that we have not seen a significant uptick in their budgets, there is a lot more confidence, there is a lot more pressure from business on discretionary spend, there is a lot more focus on spending on new technology areas like AI and Digital. So it is a subjective call based on all those factors. Finally, I will also mention that given the fact that in this Financial Services business, we have such a huge concentration of clients, just one or two clients can really make or break a quarter. $5 mn or $6 mn or $10 mn increase or decrease for a single client can really impact the sequential growth and in this case we have a couple of clients where growth has been lagging for the past three or four quarters. We expect that in this client specific instances, their spends will pick up in the second half of our financial year.

Vishal Sikka

Just to add to that, we are not giving up on large deals. We are simply saying that the large deals in the commoditizing services are increasingly going to be not so relevant and that is why we are publishing and focusing on the new services and new software areas. When it comes to large deals wherever there are large deals, obviously we will be vigorously and with a lot of focus and attention, competing for those. We have spent a lot of effort in becoming much more competitive and winning large deals by using better solutioning, bringing AI and especially brining Design Thinking into the solutions, more deeply understanding the problems at the root of the large deals that are being proposed and also in our engagement process, you see a significant improvement in our large deal wins and conversion rates over the last many quarters. Having said that, it is just the commoditizing services and going after big projects which is not something that we see as a strategic area as much as we see the new services and the new software. So this is what you are seeing in our commentary.

James Friedman

Ranga, I just wanted to ask you about the subcontractor cost. I realize that it may to some degree be a function of utilization heat because it was up a 100 basis points Year-over-Year on my math, is where should we anticipate that travelling to over the course of the year?

M.D. Ranganath

Yes you are right, primary uptick if you recollect few quarters ago it had gone up to 6.3% in Q3 of FY16 and we had very consciously brought it down to 5.3% two quarters ago and it has started again inching upwards. One of the key pieces is really the higher utilization levels. The second one is typically what we are trying to do is to prioritize the subcon costs for new services where the billing rates are higher and the margins are better. So one way is to move away from the subcon costs in the other services and move towards this, even if the percentage of revenue is high. If we at least look at the profitability of those subcon expenses and redirect the expenses to more profitable service lines, so that is one approach. In the short-term we do see this being at this levels till we have much more efficiencies in talent planning kicking in and as our onsite hiring picks up.

Moderator

Thank you. The next question is from the line of Anil Doradla from William Blair & Company. Please go ahead.

Anil Doradla

Couple of questions, Vishal, you talked about 10,000 employees in the US and I think your initial focus is a couple of thousand, so where are you today, have you started the job requisitions, are they out today and what is going to be the mix between experience and new hires here?

Ravi Kumar S.

Thanks for the question. We put a plan for 10,000 hires in two years. We wanted to do it in 4 to 5 centers depending on how we get there. We have put a set of criteria on how to establish those centers. I had earlier spoken about how the model which we operate on which is an onsite-offshore model will kind of morph to on-site nearshore-offshore model and the nearshore centers are the one which we are talking about which is primarily the innovation and technology hubs where we believe Infosys employees and clients can come together and work on an agile fashion. The experience talent which we hired in the US is an ongoing process, that has not stopped, that will continue to go forward. We would hire for deploying to client sites. Now, the next step of hiring is to hire into the centers so that we could transition into the on-site nearshore-offshore model and use them under the cluster of clients which are in and around those centers.

Last quarter, almost 600+ joined us last quarter, we have already hired from campuses across the US, they are going to join us. The first batch has actually joined us and they are going to continue to join us for the next few months and we will keep hiring round the year till the end of the year. So the idea is to train them there, build those capabilities, and actually have them into projects in the 3-Tier model I spoke about. A lot of it is in contemporary skill, so we are actually hiring them in and around the clusters of where those locations are and then we are going to train staff and push them into projects. The journey has already started. Campus hiring is round the year. The experience talent that is the normal thing it continues to happen for our client locations, and then the third feeder which will get in is refactoring talent in adjacent areas so that is the third feeder in the 10,000, freshers, experienced, hires, and refactored talent. That is something we will kick off as well, so we are doing a local enablement, local training, local hiring, and then deploying them into projects.

Anil Doradla

I think Ranga you talked about focusing on new metrics, now this business models are changing, you are seeing a lot of automation in new digital technologies, are there some metrics that we as an industry are not looking at today could potentially be part of your kind of financial model? Are there some metrics that you might introduce over the next year or two as the business models change?

M.D. Ranganath

Well, I think primarily whichever service line that we look at, it is extremely important for us to focus on three key elements which is the per capita revenue, per capita revenue of the service line as well as the onsite mix of the service line and the profitability which is resultant of both put together. What we have attempted this quarter is really by calling out new services, we want to give a view to the investors on the trajectory of the new services as a percentage of total revenue as well as the incremental revenue. For example, this quarter we stated it is 8.3%, so next quarter, the investors would be getting a perspective on how this trajectory of 8.3% both in relative and absolute terms is changing. As we move forward in couple of quarters certainly as some of those services become a critical size, for example, about group of six services contributing to 8.3% and one of them might even pick up to let us say 4%, 5%, etc., at that point in time, we want to call out some of the three metrics that I talked about. Essentially, that is one thing clearly on our mind in the coming quarters.

Anil Doradla

As it becomes bigger, each of these could be further broken down by some of the metrics that you are talking about?

M.D. Ranganath

Absolutely.

Moderator

Thank you. The next question is from the line of Shashi Bhushan from IDFC Securities. Please go ahead.

Shashi Bhushan

Two-and-half year back when we started the journey towards the transformation which had acquisition as an integral part, however, there has been no action over the last few quarters. Is there any change in strategy or we are not finding the right fit at right price, can you elaborate on a new strategy for the same?

Vishal Sikka

It is more of the latter, it is finding the right companies at the right price. The right companies meaning companies that are companies of tomorrow with technology and advanced technology in strategic areas that we want to be and not buying companies of yesterday and the right price obviously is the right price. So that combination is not easy obviously, but we are committed to it. Last quarter, we bought a small company called Skytree which had very unique machine learning expertise to make it a part of our Nia platform. Wherever we see opportunities like this, we will continue to do that but we do wish to see acquisition as the key part of our story going forward but we do not want to buy backward-looking technologies. We do not want to buy market share or revenue growth, we want to buy purposeful technologies for the future.

Shashi Bhushan

My second question is, from two quarters of low-single digit growth due to client specific issues, this quarter performance was a good positive surprise I would say. Would it be fair to say that top client specific issues are behind and follow up to that is our second half tend to be weaker over the last few years barring few exceptions, and given our deal win and pipeline, any color on the same, how it looks in FY18?

Vishal Sikka

It is too early to talk about the second half of the year, although as our Software business becomes bigger obviously, some of the seasonality would not apply, but obviously it would continue to apply to the services business. In some of these super large clients, we already have a very large market share and so that is where we are, but we are generally adding. When I started, we had 12 $100 mn accounts, that number went up to 19 in previous quarter and now 18. 18 is just because one client had a couple of million-dollar movement, so it put them out of the $100 mn number for the quarter, but I am not particularly worried about that. We have a dedicated focus on top clients and the second tier below the top 25 are actually growing quite robustly. So, we want to continue to make sure that there is a healthy balance there between the focus on the top clients and the Second-Tier ones. I know some of the analysts have written about this, but I do not see anything in particular in what is going on with the top client.

Shashi Bhushan

Any reason why we have stopped sharing some of the client buckets like $200 mn and $300 mn, even top 5 clients in this quarter?

M.D. Ranganath

We wanted to focus on the $100+ mn and these typically includes $200mn and $300mn, but if the question is there a decline in the number of $200mn or $300mn clients this quarter, no, that is not the reason. We have seen the same number of $200 mn clients and $300 mn clients in this quarter as it was last quarter, there is no decline there. $100 mn there is a decline by one which was a narrow miss by maybe $2 mn or something so beyond that there is nothing more to read to it and we will continue to publish the $100 mn which is our core focus.

Moderator

Thank you. Ladies and Gentlemen, this was the last question for today. I would now like to hand over the floor back to Mr. Sandeep Mahindroo for his closing comments. Over to you, Sir.

Sandeep Mahindroo

We would like to thank everyone for joining us on this call. Wish you a good weekend ahead and look forward to talking to you again.

Moderator

Thank you very much, Sir. Ladies and Gentlemen, on behalf of Infosys that concludes this conference call. Thank you for joining us and you may now disconnect your lines.